  August 31, 2012

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:  Dominion Funds, Inc., File Nos. 033-49808 and 811-06727

Ladies and Gentlemen:

On behalf of Dominion Funds, Inc., a registered investment company (the “Company”), we hereby submit, via electronic filing, a preliminary proxy statement on behalf of the Foxhall Global Trends Fund, a series of the Company (the “Fund”).  The primary purposes of the proxy statement are to solicit shareholder approval of (i) a new investment advisory agreement for the Fund and (ii) election of a new member to the Board of Directors of the Company.

If you have any questions, please contact JoAnn M. Strasser at (614) 369-3265.

Very truly yours,

/s/ Thompson Hine LLP

Thompson Hine LLP